Mail Stop 6010

April 22, 2009

Amy Schulman
Senior Vice President and General Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

      Re: Pfizer Inc.
             Registration Statement on Form S-4
             Filed March 27, 2009
             File No. 333-158237

Dear Ms. Schulman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

Cover Page of Form S-4

2. Please amend the cover page of your Form S-4 to include the new check-boxes relating to cross-border tender offers required by SEC Release No. 33-8957.

Summary, page 6

Board of Directors of Pfizer following Completion of the Merger, page 10

3. We note your disclosure here, and elsewhere throughout the proxy statement/prospectus, that two members of the Wyeth Board of Directors at the time the merger becomes effective will be appointed to the Pfizer Board of Directors. While we recognize that the identity of the two directors of the Wyeth Board to be appointed to the Pfizer Board is unknown, please disclose who will be responsible for the appointment of the two directors and the procedure that will be used.

No Pfizer Stockholder Approval, page 17

4. Please provide us with an analysis supporting your determination that the approval of the Pfizer shareholders is not necessary.

Pfizer and Wyeth Unaudited Pro Forma Condensed Combined Financial Statements, page 25

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Estimate of Consideration Expected to be Transferred, page 30

5. Please expand your disclosure in footnote (b) to clarify, if true, that the percentage used in the example of the changes in Pfizer's stock price on the closing date of the merger is reasonably possible based on the volatility of the stock. Also disclose how the increase or decrease in consideration will impact the amounts presented in the unaudited pro forma condensed combined financial statements.

Estimate of Assets to be Acquired and Liabilities to be Assumed, page 31

6. Please refer to your disclosure in footnote (a) that Pfizer does not have sufficient information at this time as to the specific finished goods on hand, the stage of completion of work-in-progress or the types and nature of raw materials and supplies. Please explain to us why the estimate of the inventory fair value adjustment based on referencing selected acquisition transactions in the life science, consumer and animal health sectors and relying on those inventory valuation trends is factually supportable.

7. Please expand your disclosure in footnote (c) to highlight any uncertainties regarding the effects of amortization periods assigned to intangible assets.

8. Please refer to footnote (f). Please revise your disclosure to clarify how the total amount for deferred tax and other tax adjustments totaling $19.322 billion was computed. Revise your footnote disclosure to pro forma adjustment (c) as appropriate.

9. Please update your estimates of fair value when Pfizer has sufficient information as to the assets to be acquired and liabilities assumed.

Pro Forma Adjustments, page 34

10. Based on your disclosure in Note 5(c), it appears that amortization of intangibles should be greater than the amount disclosed in pro forma adjustment (a). Please revise your disclosure to show how the adjustment was computed.

11. The tax effect of any pro forma adjustments should be calculated at the statutory rate in effect during the periods presented. Please refer to Rule 11-02(b)(7) of Regulation S-X. Please revise your footnote to pro forma adjustment (c) to clarify why the different tax rates used are factually supportable.

Risk Factors, page 40

12. Please consider adding a risk factor discussing the litigation related to the merger you disclose on pages 12 and 104, including the risk that such litigation could prevent the merger from becoming effective, or from becoming effective within the agreed upon timeframe.

13. Please include a risk factor disclosing that Wyeth's officers and directors have interest in the merger that may be different from Wyeth's other stockholders. This discussion should quantify the aggregate cash payments that each officer and director is entitled to upon completion of the merger.

If Pfizer's financing for the merger becomes unavailable, the merger may not be completed, page 42

14. We note that various places throughout the proxy statement/prospectus, in explaining the exchange ratio, you disclose that the exchange ratio will be adjusted if the exchange ratio would result in Pfizer issuing in excess of 19.9% of its outstanding common stock as a result of the merger; and that in such a circumstance, the exchange ratio will be reduced to the minimum extent necessary so that the number of shares of Pfizer common stock issued or issuable as a result of the merger will equal no more than 19.9% of its outstanding common stock and

the cash portion of the merger consideration will be increased by an equivalent value. Please consider adding an additional risk factor discussing the risk that you will be required to adjust the exchange ratio, and that significant additional cash could be required as a result, and any potential consequences of such an adjustment.

Pfizer has incurred substantial additional indebtedness to finance the merger and will assume Wyeth's existing indebtedness upon completion of the merger, which will decrease Pfizer's business flexibility and increase its borrowing costs, page 43

15. Please quantify Wyeth's current debt obligations and describe the applicable debt covenants.

Background of the Merger, page 48

16. We note that Pfizer's board of directors, legal and financial advisors performed a thorough review of Wyeth's business and analyzed whether it should continue to pursue a transaction with Wyeth. Please revise the discussion of the August 20 meeting to describe the results of the review of Wyeth's business and the analysis.

17. Please revise the discussion of the September 25, 2008 meeting to describe the potential strategic alternatives that were discussed. What was said about remaining as an independent company and potential alternative transactions? Was soliciting competing offers considered? What were the perspectives on the prospects of a third party making a competitive proposal?

18. Please describe the business opportunities and challenges that Wyeth might anticipate over the next five years which were reviewed at the September 25, 2008 meeting.

19. Please expand your disclosure of the September 25, 2008 Wyeth board meeting to disclose which key assumptions the board asked that management update in their analyses of the potential transaction.

20. We note the Mr. Poussot communicated a number of questions to Mr. Kindler on September 26, 2008 regarding the expected synergies and pro forma dividends. In an appropriate location it the background section, please provide a discussion of expected synergies and expected pro forma dividends.

21. Please expand the discussion of the October 5 and October 9 meetings to describe Wyeth's financial plan through 2015, including the assumptions, risks and opportunities.

22. Please revise the discussion of the November 9, 2008 special meeting to describe

the revised financial plan and the viability of the plan given the deterioration of the market. Additionally, identify the changes in the industry environment that were already negatively affecting the plan.

23. Please describe the market performance of Pfizer. Wyeth and their industry peers since Pfizer made its September 9 Proposal.

24. In your discussion of the Wyeth board meeting reviewing the November 5 Proposal, please detail the, "number of questions…raised regarding Pfizer's proposed financing and various matters relating to future value of Pfizer shares."

25. Please expand the discussion of the November 19, 2008 meeting to describe the financing structure, preliminary synergy assumptions, Pfizer's annual dividend, Pfizer's applicable tax rate, and Pfizer's views on the strengths and prospects of the combined company.

26. Please revise the description of the November 20, 2008 meeting to describe the advantages and disadvantages of initiating conversations with third parties about a potential business combination.

27. Please clarify if, at any time, Mr. Kindler, or any other representative of Pfizer, was made aware of the discussions between representatives of Wyeth and Company X.

28. Please revise the discussion of the January 6, 2008 meeting to identify the other significant issues that would have to be addressed with Pfizer.

29. In your discussion of the January 25, 2009 Pfizer board meeting, please provide the material details of the financial aspects of the transaction discussed by representatives of Goldman Sachs, Merrill Lynch, and J.P. Morgan.

30. Please describe the financial forecasts for each of Wyeth and Pfizer on a standalone basis and the impact the transaction would have on these forecasts.

31. In your discussion of the January 25, 2009 Wyeth board meeting, please expand your disclosure of the potential execution risks associated with the proposed merger as presented to the board by Wyeth's senior management, financial advisors, and outside legal counsel.

Opinions of Wyeth's Financial Advisors, page 63

32. Please supplementally provide us with copies of any materials prepared by Morgan Stanley and Evercore in connection with its fairness opinion, including, among other things, any board books, draft of fairness opinions provided to the

board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

Opinion of Morgan Stanley, page 63

33. We note the sentence in the second paragraph of this section stating that "[t]he summary of the written opinion of Morgan Stanley set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion." Please delete this sentence since investors are entitled to rely upon your disclosure.

34. Please revise the Analysis of Precedent Transactions to identify the selected transactions, the premium paid and the year of the transaction. Were these companies the only transactions occurring during this period in which the target company was a large capitalization publicly traded pharmaceutical company? How did you define "large capitalization?" If there were any other transactions that met your criteria and were excluded from your analysis, please identify the excluded transactions and explain why they were excluded from your analysis.

35. We note that the Comparable Company Analysis relied on comparable healthcare companies that shared similar characteristics with Wyeth. Please explain how you determined that healthcare companies were comparable and what similar characteristics these companies had. To the extent that any other companies met the criteria for selection but were excluded from your analysis, please identify these companies and explain why they were excluded from the analysis. Similarly, revise the discussion of Evercore's Selected Companies Trading Analysis.

36. Please tell us how you determined that an 8.5% and 7.5% to 9.5% cost of equity was appropriate. Similarly tell us why you used 9.0x to 11.0x and 8.0x to 10.0x P/E multiple ranges.

37. We note that several of the analyses employed by Morgan Stanley relied upon, "Wall Street analyst estimates" for certain variables. Please provide additional detail of how these estimates were established, for example, which analyst estimates were used, if such estimates are publicly available, how multiple estimates were averaged, and if the same analyst estimates were used for each particular analysis.

38. Please explain how you selected the ranges used in the Sum of the Parts Analysis.

39. Please explain how you selected the free cash flow growth rated and weighted average cost of capital for the Discounted Cash Flow Analysis and the Synergies

Valuation.

40. Please disclose the portion of the fee payable to Morgan Stanley that is contingent on completion of the merger. Similarly disclose the portion of Evercore's fee that is contingent on completion of the merger.

Opinion of Evercore Group, L.L.C., page 73

41. We note the sentence in the second paragraph of this section stating that, "[t]he following is a summary of Evercore's opinion and is qualified in its entirety by reference to the full text of the opinion." Please delete this sentence since investors are entitled to rely upon your disclosure.

42. We note that the Selected Companies Trading Analysis applied a range of selected multiples to corresponding financial data of Wyeth. Did the multiples for all the selected companies fall within the ranges used? If not, please disclose how many fell outside the ranges used.

43. In the tables of past acquisitions used for comparisons, please include the year of each transaction in the table and the premium paid.

44. Please explain how you determined the appropriate discount rate for the Discounted Illustrative Future Stock Price Analysis and the Discounted Cash Flow Analysis.

45. Please explain how you determined the appropriate multiples for the Selected Companies Trading Analysis.

Pfizer's Reasons for the Merger, page 82

46. Please describe Pfizer's strategic priorities.

47. In an appropriate location in your document, please explain Pfizer's expected $4 billion in synergies. The discussion should include the material assumptions on which this expectation is based.

Executive Compensation – Compensation Discussion and Analysis, page 173

Annual Cash Incentive Awards, page 179

48. In some instances your disclosure regarding goals appears inconsistent. For example, on page 180 you state "we do not prospectively set all or any specific financial goal or any other element of the business plan as specific Wyeth goal or target for purposes of these awards." We note that this disclosure was provided in

response to comments issued on August 21, 2007. It appears from the following statements that the Compensation Committee used the business goals in determining compensation to be issued.

- On page 176 you state, "we pay annual cash incentive awards to encourage our executives to make decisions that improve performance with respect to essential value drivers, … among other things EPS, cost management, achievements in research and development, and regulatory compliance."

- On page 176 you state, "[T]he ultimate value of performance share unit awards granted under our long-term equity incentive award program depends upon our EPS performance against internal targets…"

- On page 177 you state "[B]asing the number of shares earned upon conversion of performance unit awards primarily on EPS, with TSR ranking serving as a key additional factor, reflects two important sets of corporate objectives. First is Wyeth's performance against our internal goals…"

- On page 179 you state, "[I]n years in which we have achieved our business objectives, annual cash incentive awards for named executive officers have typically ranged between 100% and 200% of base salary."

- On page 180 you state, "annual cash incentive awards are based on the Compensation Committee's assessment of Wyeth's performance against the business plan during the calendar year, the Compensation Committee's assessment of each individual executive's contribution to that performance, and other accomplishments…"

Please clarify the extent to which your compensation awards are based on the achievement of corporate and/or individual goals, including a goal of achieving aspects of your business plan. To the extent that they awards are based on the achievement of such goals, you should revise your disclosure to specifically describe these goals. To the extent that the goals are quantified, your discussion should also be quantified. We note your statement in your letter dated October 22, 2007 that some aspect of your performance relative to the business plan could involve competitive arm. To the extent you believe the requested information is likely to cause competitive harm if disclosed, please provide us with a detailed analysis supporting your determination that the information is likely to cause competitive harm and is therefore appropriate for confidential treatment.

Pfizer

Form 10-K for the year ended December 31, 2008

Schedule 14A

Executive Compensation: Compensation Discussion and Analysis

Modifications to Our Executive Compensation Program, page 43

49. We note your disclosure that your annual incentive program pool is funded based
    on your performance on revenues, adjusted diluted EPS and cash flow from
    operations. According to your disclosure, your performance must meet a
    threshold level in order for the pool to be funded. Please disclose the threshold
    for each of these measures.

50. Please disclose the target amount of your short term incentive shift award.

Setting Compensation Targets, page 47

51. We note your statement on page 47 that your committee typically establishes
    annual and long term incentive award opportunities. Does this mean that you set
    maximum or target annual and long term awards? If so, please revise to disclose
    these targets and/or maximum amounts.

CEO Performance Objectives, page 47

52. We note that Mr. Kindler's goals included:

    • Increasing the value of the Pfizer product portfolio;
    • Meeting product goals; and
    • Improving capital allocation.

    To the extent that these goals were more specifically defined and/or quantified, the
    disclosure should also be more specific and/or quantified. Additionally, the extent to
    which Mr. Kindler achieved these goals should be more specifically described.

Weightings Assigned to Each Performance Objective for the Other Named Executive
Officers, page 48

53. We note that you provide the corporate objectives for each named executive
    officer, and you further disclose that the remaining 30% of each named executive
    officer's incentive award is based on individual objectives related to business unit
    performance. Please expand your disclosure to include the individual objectives

for each named executive officer, and the extent of achievement of each goal such that a reader can understand the connection between the individual objectives and the incentive compensation awarded. To the extent the goals were quantified, your discussion should also be quantified.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at 202-551-3652 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dennis J. Block
William P. Mills
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
Fax: 212-504-6666